Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295199

Registration No. 333-297277

Registration No. 333-299969

PROSPECTUS SUPPLEMENT NO. 16

(TO PROSPECTUS DATED MAY 1, 2026)

Up to 50,000,000 Common Shares

RUBICO INC.

This is a supplement (the “Prospectus Supplement”) to the prospectus, dated May 1, 2026 (as supplemented or amended from time to time, the “Prospectus”) of Rubico Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-295199, 333-297277 and 333-299969), as amended from time to time.

This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in the Company’s Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “Commission”) on November 12, 2026 (the “Form 6-K”). Accordingly, the Form 6-K is attached to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42684

Rubico Inc.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens - Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 10, 2026, the Registrant issued a press release relating to the acquisition of Chemical/Product Oil Tankers, a copy of which is attached hereto as Exhibit 99.1.

The Share Purchase Agreement

On November 9, 2026, Rubico Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Top Ships Inc. (the “Seller”), an affiliate of Mr. Evangelos Pistiolis, to purchase 500 registered shares of each of Roman Shark II Inc. and Roman Shark X Inc. (each, an “SPV” and together, the “SPVs”), representing all of the issued and outstanding shares of each SPV. Each SPV has entered into a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier. The tanker contracted for by Roman Shark II Inc. is scheduled for delivery in the fourth quarter of 2028. The tanker contracted for by Roman Shark X Inc. is scheduled for delivery in the fourth quarter of 2029.

The purchase price for all of the shares of the SPVs is $14.5 million (the “Purchase Price”) and is payable on the closing of the acquisition of the SPVs (the “Closing”), no later than March 31, 2027. The Company may elect to make a payment of any unpaid part of the Purchase Price in the form of newly issued Series G Perpetual Convertible Preferred Shares.

Pursuant to the SPA, to the extent the Company raises capital through the incurrence of debt or the issuance of any common stock, preferred stock, or other equity interest prior to the Closing, the Company shall be obligated to apply 100% of the net cash proceeds of such financing or equity raises directly toward the payment of the Purchase Price at Closing.

The Seller has also secured time charter employment with a major oil trader for the vessels, starting from each vessel’s delivery and for a firm duration of seven years, with the charterer’s option to extend for four additional years. The total potential gross revenue backlog from these contracts, including optional years, is about $150.9 million.

Each SPV has entered into a definitive sale and leaseback financing agreement (each, a “Financing”) with CIB Financial Leasing Co., LTD, a major Chinese leasing company. Each Financing is in an aggregate amount of 85% of the installments payable under the shipbuilding contract. The aggregate amount of pre-delivery installments payable under the shipbuilding contract is $45.2 million for each vessel, out of which $6.8 million per vessel has already been settled. Each Financing bears an interest rate of Term SOFR plus a margin of 1.80%. Under each Financing, upon delivery of each vessel, the Company will make quarterly installment payments of $0.5 million per vessel over a period of 10 years with balloon payments of $18.2 million per vessel payable together with the last installments. The Seller and the Company will provide corporate guarantees in favor of the leasing company.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

The information contained in this Report, except for the commentary of Kalliopi Ornithopoulou contained in Exhibit 99.1, is hereby incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-297207).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rubico Inc.
(Registrant)

Date: November 12, 2026	/s/ Kalliopi Ornithopoulou
Kalliopi Ornithopoulou
Chief Executive Officer

EXHIBIT 99.1

Rubico Announces Acquisition of another Two Newbuilding MR Tankers and a 40% Increase of Potential Gross Revenue Backlog to About $523 Million

ATHENS, Greece, Nov. 10, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that it has entered into a share purchase agreement (the “SPA”) with Top Ships Inc., a related party, to purchase the shares of two companies (the “SPVs”), each of which is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tankers”). The Newbuilding MR Tankers are scheduled for delivery in the fourth quarter of 2028 and the fourth quarter of 2029, respectively. Each SPV has secured time charter employment for its vessel with Trafigura Maritime Logistics Pte Ltd, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The total potential gross revenue backlog from these contracts, including available charterer extension optional periods, is about $150.9 million.

Each SPV has also entered into a sale and leaseback financing agreement with a major Chinese leasing company for an amount of 85% of the installment payments under its shipbuilding contract. The first installment of the shipbuilding contract for each vessel amounting to $6.8 million has already been settled. Each financing bears an interest rate of Term SOFR plus a margin of 1.80%. Under the financing, following the delivery of each vessel, the Company will pay quarterly installments of $0.5 million per vessel over a period of 10 years with a balloon payment of $18.2 million per vessel payable together with the last installment. Top Ships Inc. and the Company will provide corporate guarantees in favor of the leasing company.

The aggregate purchase price for 100% of the shares of the SPVs is $14.5 million (the “Consideration”), payable at closing in cash or, at the Company’s election, in whole or in part in the Company’s Series G Perpetual Convertible Preferred Shares. The transaction is expected to close by March 31, 2027, subject to customary closing conditions.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration paid to acquire the SPVs from an independent financial advisor.

Kalliopi Ornithopoulou, the Company’s President, Chairwoman & Chief Executive Officer, stated:

“This acquisition, consistent with our strategy of deploying capital into our core tanker business, marks a significant milestone that further expands our fleet and strengthens our contracted revenue base. As a result, our total potential gross revenue backlog including available charterer extension optional periods from our five newbuilding MR tankers, upon closing of the acquisition, increases to approximately $377.1 million. Including contracted time charters for our operating fleet, total potential gross revenue backlog—including available charterer extension optional periods —rises to approximately $523.1 million, underscoring the strength and visibility of our future cash flows.”

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns three 47,499 dwt MR tanker newbuildings scheduled for delivery in the second, third and fourth quarters of 2029 and a 60-meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest. In addition, the Company has entered into a share purchase agreement to acquire two shipowning companies that own two high-specification 47,499 dwt MR tanker newbuildings scheduled for delivery in the fourth quarters of 2028 and 2029, with closing of the share purchase agreement to occur by March 31, 2027.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Company’s pending acquisition of the SPVs, the expected timing and satisfaction of the conditions to closing, the manner of settlement of the consideration, including the potential issuance of Series G Perpetual Convertible Preferred Shares; the construction, delivery, employment and financing of the Company’s newbuilding vessels, including the financing of 85% of their shipbuilding installments and the related corporate guarantees; potential gross revenue backlog, the declaration of optional periods under the related time charters, and future revenues and cash flows; the Company’s fleet growth strategy; and the potential divestiture of the Company’s newbuilding megayacht.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.